FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             As of February 28, 2003


                         TUBES OF STEEL OF MEXICO, S.A.
                 (Translation of Registrant's name into English)


                         TUBOS DE ACERO DE MEXICO, S.A.
                             Edificio Parque Reforma
                               Campos Eliseos #400
                           Mexico, D.F., 11560 Mexico
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F  X    Form 40-F
                                    ----            ----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No  X
                                    ----        ----

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tubos de Acero de Mexico,S.A. press release announcing audited results for the year and fourth quarter ended December 31, 2002.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 28, 2003


                         Tubos de Acero de Mexico, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Affairs

TAMSA ANNOUNCES 2002 AUDITED RESULTS FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2002.

Mexico City, February 27, 2003 - Tubos de Acero de Mexico, S.A. (AMEX: TAM) today announced audited results for the year and fourth quarter ended December 31, 2002.

All figures are in thousands of Mexican pesos, except per share/ADR data, with purchasing power as of December 31, 2002.

2002 RESULTS HIGHLIGHTS
(2002 vs. 2001)

o        Domestic petroleum market sales grew by 22.8%
o        Net income increased 96.3%

RESULTS FOR 2002

Net income during 2002 totaled Ps.1,136,023, compared to Ps.578,638 in 2001. This increase of 96.3% is mainly due to lower net income tax and lower losses from associated companies, which more than offset a lower operating profit and a higher comprehensive financing cost. Net income corresponding to majority shareholders during 2002 totaled Ps.1,177,049, compared to Ps.574,947 in 2001.

Net earnings per share during 2002 were Ps.3.35, compared to Ps.1.71 in 2001. Net earnings per ADR (one ADR = five shares) during 2002 were Ps.16.75, compared to Ps.8.55 during 2001. Net earnings per share of majority shareholders were Ps.3.47 and Ps.1.69 in 2002 and 2001, respectively.

Net sales during 2002 were Ps.6,728,275, compared to Ps.6,899,027 in 2001. This 2.5% decrease in net sales was attributable to lower sales volume, mainly in the export market, at Tubos de Acero de Venezuela, S.A. (Tavsa) and in the non-oil domestic market, partially offset by higher sales in the domestic petroleum market.

Total sales volume in 2002 decreased 6.5% to 685,248 metric tons, from 732,945 metric tons in 2001. This decrease was mainly due to an 8.3% reduction in export sales volume, a 49.1% drop in Tavsa's sales volume and a 4.5% decrease in the sales volume from the non-oil domestic market, partially offset by a 22.8% increase in the domestic petroleum market.

Domestic sales volume to oil-related customers totaled 101,364 metric tons in 2002, compared to 82,546 metric tons in 2001. This growth in sales during 2002 was due to higher demand from Pemex in both the Northern and Southern regions of Mexico. Demand from the Northern region, which is related to Pemex's strategic natural gas program, remained firm during the year due to Pemex's needs to maintain its gas production quota in order to satisfy domestic demand. Demand from the Southern region increased mainly as a result of higher exploration and production spending in the region.

Domestic sales volume to non-oil related customers totaled 53,633 metric tons in 2002, compared to 56,179 metric tons during 2001. This decrease was due to the contraction of industrial production in the Mexican economy throughout most of the year, coupled with a slow recovery in the U.S. economy, affecting the automotive and industrial sectors.

Export sales volume in 2002 totaled 488,986 metric tons, compared to 533,471 metric tons - a record for the export market - in 2001. This 8.3% decrease was due to lower international drilling activity in Latin America - mainly in Venezuela -, Europe and Canada, partially offset by higher activity in the Middle East and Africa resulting in increased sales to those regions.

Tavsa's sales volume totaled 21,188 metric tons in 2002, compared to 41,658 metric tons in 2001. This 49.1% decrease was the result of lower demand by PDVSA and reduced exploration and production activities in the oil sector in Venezuela as a result of adverse economic and political conditions.

Cost of products sold, expressed as a percentage of net sales, was 61.6% in 2002, compared to 59.0% in 2001. This increase in costs was mainly due to higher depreciation expenses at Tamsa and Tavsa, higher raw material prices, energy costs and a higher provision for obsolete inventories. Some cost items denominated in U.S. dollars also impacted the cost in Mexican peso terms due to the depreciation of the Mexican peso.

Selling, general and administrative expenses (SG&A) in 2002, as a percentage of net sales, were 17.7%, compared to 18.7% in 2001. In absolute terms, SG&A decreased 7.6% from Ps.1,288,774 in 2001 to Ps.1,191,082. Selling expenses in 2002 remained stable when compared to those incurred in 2001, representing 11.1% in 2002 and 11.0% in 2001. General and administrative expenses in 2002 decreased to 6.6% of net sales from 7.7% in 2001, mainly due to a reduction in personnel and general expenses.

Operating profit was Ps.1,391,223 during 2002, compared to Ps.1,542,785 in 2001, representing a decrease of 9.8%. As a percentage of net sales, operating profit decreased from 22.4% in 2001 to 20.7% in 2002. This decrease in operating profit was mainly due to lower sales volume and higher cost of products sold.

Operating  profit  plus  depreciation  and  amortization   during  2002  totaled
Ps.1,863,820, or 27.7% of net sales, compared to Ps.1,951,555, or 28.3% of net sales during 2001.

Tamsa's comprehensive financing cost during 2002 was Ps.165,924, compared to Ps.42,106 in 2001. This increase was primarily due to an exchange-related loss of Ps.178,965 in 2002, compared to an exchange-related gain of Ps. 14,841 in 2001, mainly derived from the 85% devaluation of the Venezuelan bolivar, as
Tavsa's debt is denominated in U.S. dollars, as well as to the 12.8% depreciation of the Mexican peso during the year. The increase in comprehensive financing cost was partially offset by a monetary gain of Ps.59,340 in 2002, compared to Ps.24,225 in 2001, and by lower net interest expenses in 2002 of Ps.46,299, compared to Ps.81,172 in 2001, due to lower interest rates.

Other expenses totaled Ps.13,115 in 2002, compared to Ps.26,834 in 2001. This decrease in expenses stems from operations where Tamsa sells as a trader products from the other TenarisGroup companies.

Income tax, asset tax and employee statutory profit sharing provisions totaled Ps.307,052 during 2002, compared to Ps.586,794 in 2001. Tax benefits in 2002 include Ps.355,620, which resulted primarily from a favorable court judgment for tax inequality obtained in May 2002. Additionally, Tamsa recorded a net deferred tax credit of Ps.246,938 in 2002, resulting from a change of tax rates of 35%, which will be reduced by 1% annually from year 2003 until it becomes into a rate of 32% in year 2005, compared to a net deferred tax charge of Ps.5,916 in 2001, that resulted from the application of Statement D-4.

Losses from associated companies totaled Ps.16,047 in 2002, compared to Ps.290,930 in 2001. Tamsa's losses from associated companies are mainly attributable to its 14.1% equity participation in Consorcio Siderurgia Amazonia Ltd. (Amazonia), the controlling company of Siderurgica del Orinoco, C.A. (Sidor), through its subsidiary Tamsider LLC (Tamsider). The decrease in Tamsa's losses from associated companies in 2002 was primarily the result of a loss in Amazonia of Ps.39,906 compared to Ps.305,692 in 2001. The net loss in Amazonia during 2002, includes a credit of Ps.77,894, due a monetary gain derived from the application of Statement B-15, compared to Ps.41,752 in 2001. Additionally, this loss was partially offset by a gain of Ps.23,859 in other associated companies.

Tavsa's net losses for 2002 were Ps.136,754, compared to a net gain of Ps.12,294 for 2001, due to lower sales, lower absorption of fixed and semi-fixed costs and to an exchange related loss resulting from the impact of the devaluation of the Venezuelan bolivar on Tavsa's U.S. dollar-denominated debt. Minority interest associated with these results represented a loss of Ps.41,026 in 2002, compared to a gain of Ps.3,691 in the same period of 2001.

Tamsa's financial debt was Ps.1,723,219 (US$167.1 million) as of December 31, 2002, compared to Ps.1,608,970 (US$166.5 million) as of December 31, 2001. Financial debt, net of cash and cash equivalents, at year-end decreased to Ps.334,530 (US$32.4 million) in 2002, compared to Ps.1,020,338 (US$105.6 million) in 2001. The deferred tax liability as of December 31, 2002 equaled Ps.2,171,121.

Tamsa's interest coverage ratio was 40.3 to 1 as of December 31, 2002, compared to 23.4 to 1 as of December 31, 2001. As of December 31, 2002, Tamsa was in full compliance with all of its syndicated loan agreement covenants.

During 2002, Tamsa produced 742,606 metric tons of steel, compared to 778,944 metric tons of steel in 2001. Tamsa produced 637,542 metric tons of finished pipes in 2002, compared to 668,629 metric tons in 2001. During 2002, Tavsa produced 20,327 metric tons of finished pipe and Riga produced 8,422 metric tons of welded pipe fittings.

RESULTS FOR THE FOURTH QUARTER OF 2002

Net income totaled Ps.356,612 in the fourth quarter of 2002, compared to a net loss of Ps.103,163 during the same period 2001. This result is mainly due to higher operating profit, a comprehensive financing gain, lower income tax, and lower losses from associated companies. Net income corresponding to majority shareholders during the fourth quarter of 2002 totaled Ps.356,641, compared to a net loss of Ps.91,661 in the same period of 2001.

Net earnings per share during the fourth quarter of 2002 were Ps.1.05, compared to net losses per share of Ps.0.30 in the same period of 2001. Net earnings per ADR (one ADR = five shares) during the fourth quarter of 2002 were Ps.5.26, compared to net losses per ADR of Ps.1.52 during the same period of 2001. Net earnings per share of majority shareholders were Ps.1.05 in the fourth quarter of 2002, compared to net losses per share of Ps.0.27 during the same period of 2001.

Net sales were Ps.1,790,048 during the fourth quarter of 2002, which represented an increase of 13.3%, compared to Ps.1,580,364 in the same period of 2001. This increase was mainly due to higher sales in the petroleum and non-oil domestic markets, and higher average selling prices mainly in the petroleum domestic market and export market, partially offset by lower sales in the export market and at Tavsa.

Sales volume decreased 1.1% to 166,984 metric tons during the fourth quarter of 2002 from 168,810 metric tons during the same period of 2001. This decrease in sales volume was mainly due to lower sales in the export market and at Tavsa. This decrease in sales volume was partially offset by an increase in both the petroleum and non-oil domestic markets.

Domestic sales volume to oil-related customers totaled 33,130 metric tons in the fourth quarter of 2002, compared to 24,532 metric tons in the same period of 2001. The increase of 35.0% in sales was primarily due to a significant increase during the quarter in exploration and production spending in the Southern and Gulf regions of Mexico - regions that require products with higher value added and that generally reach greater depths-.

Domestic sales volume to non-oil related customers was 16,477 metric tons in the fourth quarter of 2002, which was 42.5% higher than the 11,561 metric tons sold during the same period of 2001. This increase was mainly due to a slight recovery in the industrial sector, including manufacturing and automotive industries in Mexico, which had been depressed.

Export sales volume in the fourth quarter of 2002 totaled 110,596 metric tons, compared to 121,393 metric tons in the same period of 2001, representing a decrease of 8.9%, which was mainly due to lower international drilling activity in the Middle East, Latin America - mainly in Venezuela - and Canada, partially offset by higher drilling activity in Africa and a recovery in Europe, which resulted in an increase in sales to those regions.

Tavsa's sales volume during the fourth quarter of 2002 was 2,513 metric tons, compared to 5,624 metric tons in the fourth quarter of 2001, representing a 55.3% decrease. Tavsa's sales decrease during the quarter was mainly attributable to a drop in exploration and production activities in Venezuela as a result of adverse economic and political conditions.

Cost of products sold, expressed as a percentage of net sales, represented 64.4% in the fourth quarter of 2002, from 62.0% in the same period of 2001. This increase in cost was mainly due to higher raw material prices, energy costs, depreciation expenses, and costs related to the cancellation of NKK technology services. Some costs items denominated in U.S. dollars, also impacted the cost in Mexican peso terms due to the depreciation of the Mexican peso.

SG&A represented 17.7% of net sales in the fourth quarter of 2002, compared to 19.4% in the same period of 2001. Selling expenses, as a percentage of net sales, had a slight increase to 11.5% in the fourth quarter of 2002 from 11.0% in the same period of 2001, mainly due to an export mix that included more distant destinations. General and administrative expenses, as a percentage of net sales, decreased to 6.2% in the fourth quarter of 2002, from 8.4% in the same period of 2001, mainly due to a reduction in personnel and general expenses.

Operating profit increased 9.0% to Ps.320,470 in the fourth quarter of 2002, from Ps.294,057 in the same period of 2001. This increase in operating profit was due to higher net sales and lower general and administrative expenses, which was partially offset by higher cost of products sold and selling expenses.

Operating profit plus depreciations and amortization in the fourth quarter of 2002 totaled Ps.444,160, or 24.8% of net sales, compared to Ps.385,826, or 24.4% of net sales, in the same period of 2001.

Tamsa's comprehensive financing result during the fourth quarter of 2002 represented a gain of Ps.7,666, compared to a cost of Ps.14,518 in the same period of 2001. This result was due to (i) lower interest expenses in the fourth quarter of 2002 of Ps.10,266, compared to Ps.28,216 in the same period 2001, due to lower interest rates; (ii) a monetary gain of Ps.7,373 in the fourth quarter of 2002, compared to Ps.6,450 in the same period of 2001, due to higher liability monetary position; and (iii) an exchange-related gain of Ps.10,559 in the fourth quarter of 2002, compared to an exchange-related gain of Ps.7,248 during the same period of 2001.

Other expenses totaled Ps.7,407 during the fourth quarter of 2002, compared to Ps.19,001 in the same period of 2001.

Income tax, asset tax and employee statutory profit sharing provisions totaled Ps.85,557 during the fourth quarter of 2002, compared to Ps.89,967 in the same period of 2001. The income tax provision in 2002, include a tax benefit of Ps.6,753, mainly resulting in higher tax loss carryforwards from previous years. Additionally, a deferred tax credit of Ps.149,497 was recorded in the fourth quarter of 2002, resulting from a change of tax rates of 35%, which will be reduced by 1% annually from year 2003 until it becomes into a rate of 32% in year 2005, while in the fourth quarter of 2001, a net deferred tax charge of Ps.68,591 was recorded, resulting from the application of Statement D-4.

Losses from associated companies in the fourth quarter of 2002 amounted to Ps.28,057, compared to a loss from associated companies of Ps.205,143 in the same period of 2001. The decrease in Tamsa's losses from associated companies in the quarter was primarily attributable to losses in Amazonia of Ps.50,660, compared to Ps.219,904 during the same period of 2001. These losses include a credit of Ps.21,330, due a monetary gain derived from the application of Statement B-15, compared to a charge of Ps.8,349 in the same period of 2001.

Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

TUBOS DE ACERO DE MEXICO, S.A. AND SUBSIDIARIES

Sales Volume
(Metric tons)

                                      YEAR ENDED DECEMBER 31,

                                          2002       2001         % CHANGE

Petroleum pipes                         101,364      82,546            22.8%
Non-oil related domestic customers       53,633      56,179            -4.5%
Exports                                 488,986     533,471            -8.3%
Tavsa                                    21,188      41,658           -49.1%
Riga                                      8,164       6,189            31.9%
Steel and others                         11,913      12,902            -7.7%
                                    -----------------------

Total sales volume                      685,248     732,945            -6.5%



TUBOS DE ACERO DE MEXICO, S.A. AND SUBSIDIARIES

Sales Volume
(Metric tons)

                                        Three months ended
                                            December 31,

                                          2002      2001             % Change

Petroleum pipes                          33,130      24,532            35.0%
Non-oil related domestic customers       16,477      11,561            42.5%
Exports                                 110,596     121,393            -8.9%
Tavsa                                     2,513       5,624           -55.3%
Riga                                      1,649       2,448           -32.6%
Steel and others                          2,619       3,252           -19.5%
                                    -----------------------

Total sales volume                      166,984     168,810            -1.1%

TUBOS DE ACERO DE MEXICO, S.A. AND SUBSIDIARIES
AUDITED CONSOLIDATED STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 2002 AND 2001

PRESENTED IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER SHARE DATA, WITH PURCHASING
POWER AS OF DECEMBER 31, 2002

                                                                         2002                           2001
                                                                        Audited                       Audited
Net sales                                                      Ps.        6,728,275           Ps.        6,899,027
Cost of products sold                                                   (4,145,970)                    (4,067,468)
Selling, general and administrative expenses                            (1,191,082)                    (1,288,774)
                                                                    ----------------              -----------------
Operating profit                                                          1,391,223                      1,542,785
Comprehensive financing cost                                              (165,924)                       (42,106)
Other expenses  - net                                                      (13,115)                       (26,834)
                                                                    ----------------              -----------------
Income before the following items                                         1,212,184                      1,473,845
Income tax, asset tax and employees' statutory profit sharing             (307,052)                      (586,794)
Deferred income tax                                                         246,938                        (5,916)
                                                                    ----------------              -----------------
Income before equity in associated companies and other items              1,152,070                        881,135
Equity in loss of associated companies                                     (16,047)                      (290,930)
                                                                    ----------------              -----------------
Income before the following item                                          1,136,023                        590,205
Net effect at the beginning of the year from changes in the
accounting principles                                                             -                       (11,567)
                                                                    ----------------              -----------------
Net income                                                     Ps.        1,136,023           Ps.          578,638
                                                                    ================              =================
Net income corresponding to majority shareholders              PS.        1,177,049           PS.          574,947
Minority interest in (loss) income of consolidated subsidiary              (41,026)                          3,691
                                                                    ----------------              -----------------
Net income                                                     Ps.        1,136,023           Ps.          578,638
                                                                    ================              =================

Income per share before the following item                     Ps.             3.35           Ps.             1.74
NET EFFECT AT THE BEGINNING OF THE YEAR FROM CHANGE IN
ACCOUNTING PRINCIPLE                                                              -                         (0.03)
                                                                    ----------------              -----------------
Income per share                                               Ps.             3.35           Ps.             1.71
                                                                    ================              =================
Income per share of majority shareholders                      Ps.             3.47           Ps.             1.69
                                                                    ================              =================

TUBOS DE ACERO DE MEXICO, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001

PRESENTED IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER SHARE DATA, WITH PURCHASING
POWER AS OF DECEMBER 31, 2002

                                                                         2002                           2001
                                                                       Unaudited                     Unaudited
Net sales                                                      Ps.        1,790,048           Ps.        1,580,364
Cost of products sold                                                   (1,152,235)                      (979,272)
Selling, general and administrative expenses                              (317,343)                      (307,035)
                                                                    ----------------              -----------------
Operating profit                                                            320,470                        294,057
Comprehensive financing result                                                7,666                       (14,518)
Other expenses - net                                                        (7,407)                       (19,001)
                                                                    ----------------              -----------------
Income before the following items                                           320,729                        260,538
Income tax, asset tax and employees' statutory profit sharing              (85,557)                       (89,967)
Deferred income tax                                                         149,497                       (68,591)
                                                                    ----------------              -----------------
Income before equity in associated companies                                384,669                        101,980

Equity in loss of associated companies                                 (28,057)                          (205,143)
                                                                    ----------------              -----------------
Net income (loss)                                              Ps.          356,612           Ps.        (103,163)
                                                                    ================              =================
Net income (loss) corresponding to majority shareholders       PS.          356,641           PS.         (91,661)
Minority interest in loss of consolidated subsidiary                           (29)                       (11,502)
                                                                    ----------------              -----------------
Net income (loss) of the period                                Ps.          356,612           Ps.        (103,163)
                                                                    ================              =================

Income (loss) per share                                        Ps.             1.05           Ps.           (0.30)
                                                                    ================              =================
Income (loss) per share of majority shareholders               Ps.             1.05           Ps.           (0.27)
                                                                    ================              =================

TUBOS DE ACERO DE MEXICO, S.A. AND SUBSIDIARIES
AUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2002 AND 2001

PRESENTED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AS OF DECEMBER 31,
2002 2002 2001 AUDITED AUDITED

ASSETS
Current assets:

    Cash and cash equivalents                                      $         1,388,689      Ps.         588,632
    Accounts and notes receivable                                            2,582,889                1,767,614
    Inventories                                                              1,488,968                1,528,581
    Prepaid expenses and recoverable taxes                                      49,378                   69,532
                                                                     ------------------         ----------------
Total current assets                                                         5,509,924                3,954,359
Non-current assets:
     Investments in associated companies                                       517,697                  614,351
     Property, plant and equipment - net                                     8,280,347                7,928,131
     Other assets                                                               12,144                   81,442
                                                                     ------------------         ----------------
Total non-current assets                                                     8,810,188                8,623,924
                                                                     ------------------         ----------------
TOTAL ASSETS                                                     Ps.        14,320,112      Ps.      12,578,283
                                                                     ==================         ================
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:

    Notes payable to banks and other financial
institutions, including current portion of long term debt        Ps.         1,040,016      Ps.         247,385
    Trade accounts and notes payable                                           881,936                  652,518
    Other accounts payable and accrued expenses                                420,463                  341,991
                                                                     ------------------         ----------------
Total current liabilities                                                    2,342,415                1,241,894
Non-current liabilities:
     Long-term debt                                                            683,203                1,361,585
     Other liabilities and deferred credits                                    171,989                  192,001
     Deferred taxes                                                          2,171,121                2,154,157
                                                                     ------------------         ----------------
Total non-current liabilities                                                3,026,313                3,707,743
                                                                     ------------------         ----------------
TOTAL LIABILITIES                                                Ps.                        Ps.
                                                                     5,368,728                        4,949,637
                                                                     ==================         ================
Shareholders' equity:

     Capital stock                                                          10,694,466               10,694,466
     Additional paid-in capital                                              6,993,640                6,993,640
     Accumulated earnings                                                   16,950,221               16,053,830
     Accumulated effect of deferred income tax                             (2,389,797)              (2,389,797)
Cumulative translation adjustment                                            (898,224)                (833,676)
Loss from holding of non-monetary assets                                  (22,386,592)             (22,919,670)
                                                                     ------------------         ----------------
Equity of majority shareholders                                              8,963,714                7,598,793
Minority interest in consolidated subsidiaries                                (12,330)                   29,853
                                                                     ------------------         ----------------
Total Shareholders' Equity                                                   8,951,384                7,628,646
                                                                     ------------------         ----------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                             Ps.        14,320,112      Ps.      12,578,283
                                                                     ==================         ================

TUBOS DE ACERO DE MEXICO, S.A. AND SUBSIDIARIES
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2002 AND 2001

PRESENTED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AS OF DECEMBER 31,
2002

                                                                                2002                     2001
                                                                              Audited                   Audited
Resources provided by operations
Net income                                                                  Ps.1,136,023                Ps.590,205
Adjustments to reconcile net income to resources provided by operating activities:
     Depreciation and other                                                      501,307                   433,810
     Deferred income tax                                                       (246,938)                     5,916
     Equity in loss of associated companies                                       16,047                   290,930
     Exchange loss which did not require resources                               108,402                    17,621
(Increase) decrease in accounts receivable, notes receivable, prepaid

expenses and recoverable taxes                                                 (702,823)                   422,760
Decrease (increase) in inventories                                               175,622                 (199,577)
Increase (decrease) in trade accounts and other accounts payable and
accrued expenses                                                                 292,403                 (340,569)
                                                                        ---------------------    ----------------------
     Total adjustments                                                           144,020                   630,891
                                                                        ---------------------    ----------------------
Resources provided by operations before the following item:                    1,280,043                 1,221,096
Net effect at the beginning of the year from changes in the
accounting principles                                                                  -                  (11,567)
                                                                        ---------------------    ----------------------
Resources provided by operations                                               1,280,043                 1,209,529
Resources used in investing activities:
Increase in interest in subsidiaries and associated companies                   (21,303)                  (52,606)
Purchases of property, plant and equipment - Net                               (184,212)                 (851,186)
                                                                        ---------------------    ----------------------
Resources used in investing activities                                         (205,515)                 (903,792)
                                                                        ---------------------    ----------------------
Resources provided by financing activities:

Increase (decrease) in short-term notes payable to banks                         776,016                 (106,226)
(Decrease) increase in long-term debt                                          (769,829)                   369,660
Dividend payment                                                               (280,658)                 (312,105)
                                                                        ---------------------    ----------------------
Resources provided by financing activities                                     (274,471)                  (48,671)
Net increase in cash                                                             800,057                   257,066
Cash at beginning of period                                                      588,632                   331,566
                                                                        ---------------------    ----------------------
Cash at end of period                                                      Ps. 1,388,689               Ps. 588,632
                                                                        =====================    ======================